Exhibit 99.2

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2020

(Hong Kong, April 29, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2020.

The Company achieved a total net production of 131.5 million barrels of oil equivalent (“BOE”) for the first quarter of 2020, representing an increase of 9.5% year-over-year (“YoY”). Production from China increased by 9.7% YoY to 87.1 million BOE, mainly attributable to commencement of new projects and the acquisition of China United Coalbed Methane Corporation Limited. Overseas production increased by 9.0% YoY to 44.5 million BOE, mainly due to production contribution from new projects including Egina oilfield in Nigeria and Appomattox oilfield in the US Gulf of Mexico. For the new projects planned this year, Liza oilfield phase 1 in Guyana came on stream ahead of schedule in December 2019, and other projects progressed as scheduled.

During the period, the Company made two new discoveries and drilled 21 successful appraisal wells. In offshore China, Kenli 6-1 oil and gas bearing structure was successfully appraised and became the first large-sized oilfield in Laibei lower uplift, which further proved the huge exploration potential of the Neogene lithologic reservoir in Laizhou Bay. In Guyana, the 16th new discovery of Uaru was made in the Stabroek block.

For the first quarter of 2020, the Company’s average realised oil price decreased by 19.3% YoY to US$49.03 per barrel, which was in line with the trend of international oil prices. The Company’s average realised gas price was US$6.38 per thousand cubic feet, decreased by 7.3% YoY, primarily due to the declined gas price in North America. The unaudited oil and gas sales revenue of the Company reached approximately RMB 39.95 billion during the period, down only 5.5% YoY, mainly due to the combined effect of lower realised oil price and increased oil and gas sales volume.

The Company's capital expenditure reached approximately RMB 16.90 billion for the first quarter of 2020, up 20.1% YoY, as a result of the increased workloads.

Under the current low oil price environment, the Company has adjusted its operating strategy promptly and implemented more prudent investment decision to ensure its long-term sustainable development. The Company has reduced its annual net production target for 2020 from 520-530 million BOE to 505-515 million BOE and total capital expenditures for 2020 from RMB 85-95 billion to RMB 75-85 billion.

Mr. Xu Keqiang, CEO of the Company, said, “The global oil and gas market was facing an unprecedented situation in the first quarter of 2020 as impacted by the COVID-19 pandemic and sharp drop of international oil prices. In response to an increasingly complex external environment, CNOOC Limited took proactive measures to face the challenges and strived to mitigate the impact. For the rest of the year, we will continue to implement more stringent cost controls, and further strengthen our cash flow management. ”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com

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